Exhibit 99.1 Press release

Quarterhill Announces Third Quarter 2018 Financial Results

OTTAWA, Canada – November 8, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three- and nine-month periods ended September 30, 2018. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2018 Highlights

•	Revenue of $19.6 million
•	Recurring revenues of $6.3 million, representing 32% of total revenue
•	Adjusted EBITDA* of ($2.5) million
•	Net loss of ($9.3) million, or ($0.08) per common share
•	Cash and equivalents were $62.4 million at September 30, 2018
•	IRD and VIZIYA’s combined revenue and Adjusted EBITDA were up 14% and 125%, respectively year over year
•	WiLAN won a $145.1 million jury award in its patent suit against Apple Inc.
•	IRD announced a five-year $8.1 million contract with the State of Hawaii

“Highlights in Q3 were led by continued strong performance at IRD and WiLAN’s significant trial victory versus Apple,” said Doug Parker, President & CEO of Quarterhill. “For the second quarter in a row, IRD generated good revenue and adjusted EBITDA performance and they also signed a key contract with the State of Hawaii for more than $8 million over five years. Year-to-date, IRD has contributed $32.5 million of profitable revenue to Quarterhill and with a building pipeline of business and new products in the market, we believe their outlook remains promising.”

“With WiLAN, we signed several new licenses in Q3, but the big news in the quarter was the August 1st jury verdict, which awarded us $145.1 million in our patent trial versus Apple. We are obviously very pleased with the jury’s decision and believe that it reflects well on our team, our portfolio and our process, and enhances our already strong reputation in the industry. On the M&A front, building our pipeline remains a top priority and we continue to see real progress in this area, which includes a series of advanced negotiations that are currently underway.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on January 9, 2019, to shareholders of record on December 14, 2018.

Business Strategy and Segments

Our acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as we build a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, we seek to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of September 30, 2018, the

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Company had investments in three segments: Technology (WiLAN); Mobility (IRD); and Factory (VIZIYA).

Q3 and year-to-date 2018 Consolidated Financial Review

Quarterhill’s consolidated financial results for the three- and nine-month periods ended September 30, 2018 include a full contribution from Wi‑LAN Inc. (“WiLAN”), International Road Dynamics Inc. (“IRD”) and VIZIYA Corp. (“VIZIYA”). The 2017 comparative period information for the nine-month period ended September 30, 2017, includes a full contribution from WiLAN along with IRD’s results from operations for the period from June 1 to September 30, 2017 and VIZIYA’s results from operations for the period from May 4 to September 30, 2017.

Consolidated revenues for the three months ended September 30, 2018 (“Q3 2018”) were $19.6 million, compared to $85.9 million in Q3 2017. Consolidated revenues for the nine months ended September 30, 2018 (“year-to-date”) were $52.0 million, compared to $112.1 million in the same period last year. Revenue in the comparable periods of 2017 included strong performance from WiLAN, which generated revenue of $72.6 million in Q3 2017 compared to $4.4 million in Q3 2018. Combined, IRD and VIZIYA grew revenue organically year-over-year by 14% and accounted for 77% of consolidated revenues in Q3 2018.

Gross margin for Q3 2018 was $5.1 million, or 26%, compared to $67.5 million, or 79%, in Q3 2017. Gross margin for the nine months ended September 30, 2018 was $9.3 million, or 18%, compared to $76.7 million, or 68%, in the same period last year. Gross margin comparisons reflect the variability in the WiLAN business noted above. Gross margin and gross margin percentage increased for both IRD and VIZIYA in Q3 2018 compared to Q3 2017. On a sequential basis, consolidated gross margin increased to 26.2% from 18.9% last quarter.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets. Operating expenses for Q3 2018 were $16.8 million, compared to $31.3 million in Q3 2017. Operating expenses for the nine months ended September 30, 2018 were $46.6 million, compared to $51.5 million in the same period last year. Operating expenses in Q3 2018 included a one-time $2.3 million restructuring charge at IRD related to streamlining their operations, which, going forward, will save IRD approximately $2.2 million annually in expenses.

Adjusted EBITDA for Q3 2018 was ($2.5) million compared to $60.6 million in Q3 2017. Adjusted EBITDA for the nine months ended September 30, 2018 was ($13.8) million compared to $63.1 million in the same period last year. The variance in adjusted EBITDA for the Q3 2018 and year-to-date periods reflects the variability in the WiLAN business noted above. Adjusted EBITDA for both IRD and VIZIYA more than doubled in Q3 2018 from Q3 2017.

Net loss for Q3 2018 was ($9.3) million, or ($0.08) per basic and diluted Common Share, compared to net earnings of $26.2 million, or $0.22 per basic and diluted Common Share, in Q3 2017. Net loss for the nine months ended September 30, 2018 was ($29.2) million, or ($0.25) per basic and diluted Common Share, compared to net earnings of $22.6 million, or $0.19 per basic and diluted Common Share, in the same period last year. For the Q3 2018 and year-to-date periods, net loss increased

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due primarily to lower revenue from WiLAN and the restructuring charge at IRD, offset in part by improved overall operational performance at IRD and VIZIYA.

Cash consumed in operations for Q3 2018 was $9.0 million, compared to $9.3 million of cash generated from operations in Q3 2017. Cash used in operations for the nine months ended September 30, 2018 was $18.0 million, compared to $20.8 million of cash generated from operations in the same period last year. For the Q3 2018 and year-to-date periods, the difference in cash from operations compared to the same periods last year is primarily due to lower revenue in the WiLAN business, offset in part by higher revenue and adjusted EBITDA in the IRD and VIZIYA businesses.

Cash and cash equivalents and short-term investments amounted to $62.4 million at September 30, 2018, compared to $86.6 million at December 31, 2017.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the three months ended September 30, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$4,445	$12,439	$2,695	$-	$19,579
Cost of revenues (excluding depreciation and amortization)	5,877	8,208	355	-	14,440
	(1,432)	4,231	2,340	-	5,139
Selling, general and administrative expenses	761	2,211	1,828	2,071	6,871
Research and development expenses	-	534	368	-	902
Depreciation of property, plant and equipment	62	275	32	3	372
Amortization of intangibles	4,581	960	757	-	6,298
Special charges	-	2,320	-	-	2,320
Results from operations	(6,836)	(2,069)	(645)	(2,074)	(11,624)
Finance income	(3)	(2)	-	(135)	(140)
Finance expense	-	72	4	2	78
Foreign exchange loss (gain)	(223)	108	32	174	91
Other income	-	(247)	-	-	(247)
Loss before taxes	(6,610)	(2,000)	(681)	(2,115)	(11,406)
Current income tax expense (recovery)	912	(41)	(116)	-	755
Deferred income tax recovery	(2,103)	(504)	(264)	(9)	(2,880)
Income tax recovery	(1,191)	(545)	(380)	(9)	(2,125)
Net loss	$(5,419)	$(1,455)	$(301)	$(2,106)	$(9,281)

Adjusted EBITDA	(2,178)	1,442	158	(1,934)	(2,512)

Other reconciling items:
Effect of deleted deferred revenue	-	8	-	-	8
Stock-based compensation	15	(52)	14	137	114

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	For the three months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$72,592	$11,555	$1,750	$-	$85,897
Cost of revenues (excluding depreciation and amortization)	9,882	8,048	495	-	18,425
	62,710	3,507	1,255	-	67,472
Selling, general and administrative expenses	1,310	2,530	905	1,756	6,501
Research and development expenses	-	853	639	-	1,492
Depreciation of property, plant and equipment	82	445	28	1	556
Amortization of intangibles	5,473	1,072	791	-	7,336
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	218	218
Results from operations	40,655	(1,393)	(1,108)	(1,975)	36,179
Finance income	(76)	(1)	-	(16)	(93)
Finance expense	926	43	3	(2)	970
Foreign exchange loss (gain)	(131)	409	2	(41)	239
Other income	-	(231)	-	-	(231)
Income (loss) before taxes	39,936	(1,613)	(1,113)	(1,916)	35,294
Current income tax expense (recovery)	5,082	232	(5)	-	5,309
Deferred income tax expense (recovery)	(5,369)	(858)	(291)	10,292	3,774
Income tax expense (recovery)	(287)	(626)	(296)	10,292	9,083
Net earnings (loss)	$40,223	$(987)	$(817)	$(12,208)	$26,211

Adjusted EBITDA	61,400	707	3	(1,550)	60,560

Other reconciling items:
Effect of deleted deferred revenue	-	82	292	-	374
Increased costs from inventory step-up	-	444	-	-	444
Stock-based compensation	-	67	-	206	273
Effect of deleted prepaid expense	-	(10)	-	-	(10)

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	For the nine months ended September 30, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$10,188	$32,510	$9,287	$-	$51,985
Cost of revenues (excluding depreciation and amortization)	19,797	21,789	1,127	-	42,713
	(9,609)	10,721	8,160	-	9,272
Selling, general and administrative expenses	1,999	7,497	5,130	6,334	20,960
Research and development expenses	-	1,593	1,101	-	2,694
Depreciation of property, plant and equipment	209	849	91	6	1,155
Amortization of intangibles	14,297	2,923	2,271	-	19,491
Special charges	-	2,320	-	-	2,320
Results from operations	(26,114)	(4,461)	(433)	(6,340)	(37,348)
Finance income	(3)	(9)	-	(510)	(522)
Finance expense	1	144	10	2	157
Foreign exchange loss (gain)	334	(164)	51	(295)	(74)
Other income	-	(884)	(269)	-	(1,153)
Loss before taxes	(26,446)	(3,548)	(225)	(5,537)	(35,756)
Current income tax expense (recovery)	1,137	158	(645)	1	651
Deferred income tax expense (recovery)	(6,928)	(1,138)	(749)	1,599	(7,216)
Income tax expense (recovery)	(5,791)	(980)	(1,394)	1,600	(6,565)
Net earnings (loss)	$(20,655)	$(2,568)	$1,169	$(7,137)	$(29,191)

Adjusted EBITDA	(11,582)	1,891	2,101	(6,210)	(13,800)

Other reconciling items:
Effect of deleted deferred revenue	-	166	148	-	314
Stock-based compensation	26	94	24	124	268

	For the nine months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$92,218	$16,203	$3,665	$-	$112,086
Cost of revenues (excluding depreciation and amortization)	23,644	10,800	896	-	35,340
	68,574	5,403	2,769	-	76,746
Selling, general and administrative expenses	5,484	3,502	1,781	2,350	13,117
Research and development expenses	-	1,161	999	-	2,160
Depreciation of property, plant and equipment	261	493	62	1	817
Amortization of intangibles	16,097	1,308	1,262	-	18,667
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	1,512	1,512
Results from operations	31,542	(1,061)	(1,335)	(3,863)	25,283
Finance income	(467)	(1)	-	(77)	(545)
Finance expense	926	54	6	(2)	984
Foreign exchange loss (gain)	(516)	695	43	(694)	(472)
Other income	-	(300)	-	-	(300)
Income (loss) before taxes	31,599	(1,509)	(1,384)	(3,090)	25,616
Current income tax expense	6,516	333	34	-	6,883
Deferred income tax expense (recovery)	(7,869)	(920)	(485)	5,416	(3,858)
Income tax expense (recovery)	(1,353)	(587)	(451)	5,416	3,025
Net earnings (loss)	$32,952	$(922)	$(933)	$(8,506)	$22,591

Adjusted EBITDA	63,147	1,517	523	(2,054)	63,133

Other reconciling items:
Effect of deleted deferred revenue	-	107	534	-	641
Increased costs from inventory step-up	-	581	-	-	581
Stock-based compensation	57	99	-	296	452
Effect of deleted prepaid expense	-	(10)	-	-	(10)

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Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1858362/6CC5061D06CF512665FE4AF163E1FFBB

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1858362/6CC5061D06CF512665FE4AF163E1FFBB

Telephone replay will be available from 1:00 PM ET on November 8, 2018 until 11:59 PM ET on November 15, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 9560049.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net earnings (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated

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management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill's March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan	Dave Mason
Chief Financial Officer	Investor Relations
T : 613.688.4898	T : 613.688.1693
E : smcewan@quarterhill.com	E : ir@quarterhill.com

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues	$19,579	$85,897	$51,985	$112,086
Cost of revenues (excluding depreciation and amortization)	14,440	18,425	42,713	35,340
	5,139	67,472	9,272	76,746
Operating expenses
Selling, general and administrative expenses	6,871	6,501	20,960	13,117
Research and development expenses	902	1,492	2,694	2,160
Depreciation of property, plant and equipment	372	556	1,155	817
Amortization of intangibles	6,298	7,336	19,491	18,667
Loss on disposal of intangible assets	-	15,190	-	15,190
Special charges	2,320	218	2,320	1,512
	16,763	31,293	46,620	51,463
Results from operations	(11,624)	36,179	(37,348)	25,283

Finance income	(140)	(93)	(522)	(545)
Finance expense	78	970	157	984
Foreign exchange loss (gain)	91	239	(74)	(472)
Other income	(247)	(231)	(1,153)	(300)
Income (loss) before taxes	(11,406)	35,294	(35,756)	25,616

Current income tax expense	755	5,309	651	6,883
Deferred income tax expense (recovery)	(2,880)	3,774	(7,216)	(3,858)
Income tax expense (recovery)	(2,125)	9,083	(6,565)	3,025
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591

Net earnings (loss) per share
Basic and fully diluted	$(0.08)	$0.22	$(0.25)	$0.19

Weighted average number of common shares
Basic	118,817,466	118,627,249	118,752,303	118,595,713
Fully diluted	118,817,466	118,627,249	118,752,303	118,595,713

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues
License	$4,762	$72,158	$12,898	$91,470
Systems	7,885	6,759	19,757	9,826
Services	660	780	2,040	1,494
Recurring	6,272	6,200	17,290	9,296
Total revenues	$19,579	$85,897	$51,985	$112,086

Cost of revenues (excluding depreciation and amortization)
License	$5,927	$9,864	$19,927	$23,706
Systems	5,281	4,740	13,392	6,638
Services	305	500	995	821
Recurring	2,927	3,321	8,399	4,175
Total cost of revenues	$14,440	$18,425	$42,713	$35,340

Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(in thousands of United States dollars)
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591

Other comprehensive income (loss):
Foreign currency translation adjustment	424	3,209	(1,847)	3,742
Comprehensive income (loss)	$(8,857)	$29,420	$(31,038)	$26,333

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	September 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$57,698	$81,818
Short-term investments	1,200	1,236
Restricted short-term investments	3,500	3,500
Accounts receivable	16,425	19,298
Other current assets	16	13
Unbilled revenue	6,647	3,045
Income taxes receivable	241	144
Inventories	6,080	5,083
Prepaid expenses and deposits	3,383	4,129
	95,190	118,266
Non-current assets
Property, plant and equipment	2,955	3,801
Intangible assets	95,002	114,944
Investment in joint venture	3,980	3,383
Deferred income tax assets	26,913	20,195
Goodwill	42,091	42,587
TOTAL ASSETS	$266,131	$303,176

Liabilities
Current liabilities
Bank indebtedness	$5,674	$3,568
Accounts payable and accrued liabilities	15,093	20,487
Income taxes payable	29	599
Patent finance obligation	-	4,090
Current portion of deferred revenue	5,752	6,733
Current portion of long-term debt	77	115
Contingent consideration	4,474	4,474
	31,099	40,066
Non-current liabilities
Deferred revenue	1,616	884
Long-term debt	347	401
Deferred income tax liabilities	5,315	7,291
TOTAL LIABILITIES	38,377	48,642
Shareholders’ equity
Capital stock	419,111	418,873
Additional paid-in capital	22,757	22,489
Accumulated other comprehensive income	18,264	20,111
Deficit	(232,378)	(206,939)
	227,754	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$266,131	$303,176

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash generated from (used in):
Operations
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591
Non-cash items
Stock-based compensation	114	273	268	452
Depreciation and amortization	6,671	7,892	20,647	19,484
Foreign exchange loss (gain)	(51)	(20)	111	(166)
Equity in earnings from joint venture	(246)	(231)	(884)	(300)
Loss on disposal of assets	(26)	(5)	(25)	(5)
Loss on disposal of intangible assets	-	15,190	-	15,190
Deferred income tax expense (recovery)	(2,880)	3,774	(7,216)	(3,858)
Accrued investment income	-	922	-	772
Embedded derivatives	(2)	11	(3)	21
Changes in non-cash working capital balances	(3,273)	(44,740)	(1,650)	(33,422)
Cash generated (used) from operations	(8,974)	9,277	(17,943)	20,759
Financing
Dividends paid	(1,143)	(1,173)	(3,469)	(3,401)
Bank indebtedness	993	401	2,106	1,924
Repayment of long-term debt	(17)	(372)	(92)	(396)
Common shares repurchased under normal course issuer bid	-	-	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	-	-	27	33
Cash used in financing	(167)	(1,144)	(1,428)	(2,392)
Investing
Business acquisitions, net of cash acquired	-	(1,112)	-	(67,415)
Purchase of restricted short-term investments	-	-	-	(3,500)
Proceeds from sale of property, plant and equipment	43	-	54	-
Purchase of property and equipment	(253)	(142)	(419)	(256)
Repayment of patent finance obligations	(1,389)	(15,389)	(4,167)	(18,167)
Purchase of intangibles	(25)	(8)	(114)	(12)
Cash used in investing	(1,624)	(16,651)	(4,646)	(89,350)
Foreign exchange gain (loss) on cash held in foreign currency	48	20	(103)	247
Net decrease in cash and cash equivalents	(10,717)	(8,498)	(24,120)	(70,736)
Cash and cash equivalents, beginning of period	68,415	44,315	81,818	106,553
Cash and cash equivalents, end of period	$57,698	$35,817	$57,698	$35,817

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive income:
Net income	-	-	-	22,591	22,591
Other comprehensive income	-	-	3,742	-	3,742
Shares and options issued:
Stock-based compensation expense	-	452	-	-	452
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(3,401)	(3,401)
Balance - September 30, 2017	$418,838	$22,278	$19,967	$(193,412)	$267,671

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Implementation of ASU 2014-09	-	-	-	4,272	4,272
Implementation of ASU 2016-16	-	-	-	2,949	2,949
Balance - January 1, 2018, revised	418,873	22,489	20,111	(199,718)	261,755

Comprehensive loss:
Net loss	-	-	-	(29,191)	(29,191)
Other comprehensive loss	-	-	(1,847)	-	(1,847)
Shares and options issued:
Stock-based compensation expense	-	268	-	-	268
Deferred stock units converted to shares	211	-	-	-	211
Shares issued under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared	-	-	-	(3,469)	(3,469)
Balance - September 30, 2018	$419,111	$22,757	$18,264	$(232,378)	$227,754

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Loss to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
Adjusted EBITDA	2018	2017	2018	2017
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591

Adjusted for:
Income tax expense (recovery)	(2,125)	9,083	(6,565)	3,025
Foreign exchange loss (gain)	91	239	(74)	(472)
Finance expense	78	970	157	984
Finance income	(140)	(93)	(522)	(545)
Special charges	2,320	218	2,320	1,512
Amortization of intangibles	6,298	7,336	19,491	18,667
Loss on disposal of intangible	-	15,190	-	15,190
Depreciation of property, plant and equipment	372	556	1,155	817
Effect of deleted deferred revenue	8	374	314	641
Increased costs from inventory step-up	-	444	-	581
Effect of deleted prepaid expenses	-	(10)	-	(10)
Stock-based compensation	114	273	268	452
Other income	(247)	(231)	(1,153)	(300)
Adjusted EBITDA	$(2,512)	$60,560	$(13,800)	$63,133

Adjusted EBITDA per share
Net earnings (loss)	$(0.08)	$0.22	$(0.25)	$0.19

Adjusted for:
Income tax expense (recovery)	(0.02)	0.08	(0.06)	0.03
Foreign exchange loss (gain)	-	-	-	-
Finance expense	-	0.01	-	0.01
Finance income	-	-	-	-
Special charges	0.02	-	0.02	0.01
Amortization of intangibles	0.05	0.06	0.16	0.16
Loss on disposal of intangible	-	0.13	-	0.13
Depreciation of property, plant and equipment	-	-	0.01	0.01
Effect of deleted deferred revenue	-	-	-	0.01
Increased costs from inventory step-up	-	-	-	-
Effect of deleted prepaid expenses	-	-	-	-
Stock-based compensation	-	-	-	-
Other income	-	-	(0.01)	-
Adjusted EBITDA per share	$(0.03)	$0.50	$(0.13)	$0.55

Weighted average number of Common Shares
Basic	118,817,466	118,627,249	118,752,303	118,595,713